ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

April 13, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Amendment No. 8 to Form S-1
Filed April 5, 2010
File No. 333-151563

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 9 (“Amendment No. 9”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No.9 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on April 5, 2010.  The Staff’s comments are set forth in a letter dated April 13, 2010.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.

General

1.
We reviewed your response to comment three in our letter dated March 29, 2010 and your revisions throughout the registration statement, including changing the number of shares offered by the registration statement to 4,062,633.  In the table under the heading “Selling Stockholders” on page 67, the table indicates that a total of 4,062,633 shares of common stock are included in the prospectus; however, it appears that the numbers in the column titled “Shares of Common Stock Included in Prospectus” instead total 4,062,133 shares of common stock.  Please revise or advise.

The Company advises the Staff that it agrees with the Staff’s observation.  The total number of shares being registered should read 4,062,133 and not 4,062,633.  The Company regrets the error and has made appropriate changes globally to the Registration Statement.  Please see the calculation of registration fee table, the prospectus cover page and pages 6 and 67, as well as the back cover of the prospectus.

2.
We reviewed your response to the fourth bullet in comment four in our letter dated March 29, 2010 regarding the strategic options you are considering with respect to the beauty salon and spa in Daqing.  Please revise your registration statement to include the disclosure in your response letter or tell us why it is not appropriate to do so.

In response to the Staff’s comment, the Company has updated the Registration Statement to include the requested language at pages 3, 31, 44 and 49.

Management’s Discussion and Analysis of Financial Condition and Results.. “, page 28

Our Business, page 28

3.
We reviewed your response to the seventh bullet in comment four in our letter dated March 29, 2010 and reissue this comment.  In the third paragraph on page 29 that begins “The growth potential in our key markets in Harbin and Shenyang is substantial,” you discuss your Harbin and Shenyang markets.  Under this heading or in another appropriate place in your prospectus, please provide similar disclosure regarding your key market in Beijing or tell us why it is not appropriate to do so.

In response to the Staff’s comment, the Company has updated the Registration Statement on page 29 to include disclosure regarding management’s beliefs regarding the suburban Beijing market.

We thank the Staff in advance for its consideration of Amendment No. 9.  Concurrently, per our discussion with the Staff today, we are filing an acceleration request for the Registration Statement and appreciate in advance the Staff’s efforts to declare the Registration Statement effective.

Please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.

Very truly yours,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Friedman LLP